Exhibit 1

BRITISH AMERICAN TOBACCO p.l.c.

Annual Report for the Year Ended 31 December 2019 and Annual General Meeting 2020

British American Tobacco p.l.c. (the “Company” or “BAT”) reports that the following documents are being mailed and made available to its shareholders (as applicable) today, 27 March 2020. Those documents with a web-link shown are also available to be viewed or downloaded on the British American Tobacco website as indicated:

(1)	Annual Report 2019 (including the Strategic Report 2019)(1) www.bat.com/annualreport
(2)	Performance Summary 2019 www.bat.com/annualreport
(3)	Notice of Annual General Meeting 2020 www.bat.com/AGM
(4)	Proxy Form
(5)	Proxy Form - South Africa
(6)	Voting Instruction Form - South Africa

In compliance with Listing Rule 9.6.1, copies of each of the above documents(1) will be submitted to the National Storage Mechanism as soon as practicable and will be available for inspection via the following link: www.morningstar.co.uk/uk/nsm.

Note:
(1)
On 26 March 2020, the Company announced that the Annual Report 2019 was published to be viewed or downloaded on the Company’s website and was submitted to the National Storage Mechanism. The relevant disclosures were also made with reference to the requirements of Rule 6.3.5 of the Disclosure Guidance and Transparency Rules.

Arrangements for the Annual General Meeting (“AGM”) in light of CoVid-19

BAT is closely monitoring the CoVid-19 situation, including UK Government measures, and will continue to do so in the lead up to the AGM.

In order to ensure the health and safety of shareholders and BAT staff, shareholders should note that the AGM will focus only on those matters required by law and regulation. Aside from the formal meeting, there will not be the usual refreshments and other opportunities to meet members of the BAT Board and management team informally.

In light of the current UK Government measures on staying at home and away from others (social distancing) to reduce the transmission of CoVid-19, and specifically the avoidance of gatherings and non-essential use of public transport, shareholders are advised not to attend the meeting in person this year if the measures continue to be the same or even more restrictive.

As such, the Board urges all shareholders to appoint a proxy as early as possible in order to vote on the matters being considered at the meeting.

The situation is developing rapidly and shareholders should note that further changes may need to be put in place at short notice in relation to the AGM this year.

Updates on the status of the AGM and any changes to the proceedings of the meeting will be published on www.bat.com/agm and announced to the stock market.

Paul McCrory
Company Secretary

27 March 2020

Enquiries:

Press Office
Anna Vickerstaff
+44 (0) 20 7845 2888 (24 hours)  | @BATPress

Investor Relations
Mike Nightingale/Victoria Buxton/William Houston/John Harney
+44 20 7845 1180/2012/1138/1263